SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-T/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)

WEGENER CORPORATION

(Name of Subject Company (Issuer))

RADYNE COMSTREAM INC.
WC ACQUISITION CORP.

(Name of Filing Person (Offeror))

Common Stock, $.01 Par Value Per Share
(Title of Class of Securities)

948585104
(CUSIP Number of Class of Securities)

Richard P. Johnson
Chief Financial Officer
Radyne ComStream Inc.
3138 E. Elwood Street
Phoenix, Arizona 85034
(602) 437-9620
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:

Steven D. Pidgeon, Esq.
Snell & Wilmer L.L.P.
One Arizona Center
Phoenix, Arizona 85004-2202
(602) 382-6300

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$21,207,373.00	$1,715.68

*	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of (i) 12,341,751 shares of the common stock, par value $0.01, of Wegener Corporation, representing all of the outstanding shares of such class as of March 13, 2003 (less 100 shares of such class owned by WC Acquisition Corp.) and (ii)

1,340,425 shares reserved for issuance upon the exercise of outstanding options to purchase common stock.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) of the Securities and Exchange Act of 1934, as supplemented by Securities & Exchange Commission Fee Rate Advisory #11 for Fiscal Year 2003, equals .00008090 multiplied by the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,715.68	Filing Party:	Radyne ComStream Inc./WC Acquisition Corp.

Form or Registration No.: Schedule TO-T                    Date Filed: April 23, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rules 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 6 to the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed with the Securities and Exchange Commission on April 23, 2003, relates to an offer by WC Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Radyne ComStream Inc., a Delaware corporation (“Radyne ComStream”), to purchase all outstanding shares of common stock, par value $.01 per share (the “Shares”), of Wegener Corporation, a Delaware corporation (“Wegener”), at a purchase price of $1.55 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 23, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, as amended, modified or supplemented from time to time, together constitute the “Offer”).

     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 6 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except as such information is hereby amended and supplemented to the extent specifically provided herein.

     Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO.

     The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The following is hereby added to the end of Section 11— “Contacts and Transactions with Wegener; Background of the Offer” of the Offer to Purchase:

     On May 21, 2003, Radyne ComStream announced that it has extended the expiration date for its offer to purchase all of the outstanding publicly held shares of Wegener Corporation at a price of $1.55 per share, on the terms and conditions set forth in its Offer to Purchase and the related Letter of Transmittal for the offer. The offer, which was scheduled to expire at 12:00 Midnight, Eastern Daylight time, on Wednesday, May 21, 2003, has been extended until 12:00 Midnight, Eastern Daylight time, on Thursday, June 19, 2003. The full text of a press release issued by Radyne ComStream on May 21, 2003 announcing the extension of the expiration date for the tender offer is filed as Exhibit (a)(20) hereto and is incorporated herein by reference.

Item 11. Certain Legal Proceedings.

Item 11 is hereby amended and supplemented to add the following:

     On May 15, 2003, Wegener filed an answer to and counterclaim against Radyne ComStream and Purchaser in the lawsuit pending in the United States District Court for the District of Delaware, which Radyne ComStream and Purchaser filed against Wegener on April 24, 2003. Wegener’s counterclaim alleges that Radyne ComStream and Purchaser’s tender offer documents contain material misstatements of fact and omissions of facts necessary to make other statements not misleading, in violation of Section 14(e) of the Securities Exchange Act of 1934. Wegener’s counterclaim seeks injunctive and other relief.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented to add the following exhibits:

(a)	(20)	Press Release issued by Radyne ComStream, dated May 21, 2003.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: May 22, 2003

RADYNE COMSTREAM INC.

By: /s/ Robert C. Fitting
Robert C. Fitting Chief Executive Officer

WC ACQUISITION CORP.

By: /s/ Robert C. Fitting
Robert C. Fitting President

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)	Offer to Purchase, dated April 23, 2003*

(a)(2)	Form of Letter of Transmittal*

(a)(3)	Notice of Guaranteed Delivery*

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Commercial Banks and Other Nominees*

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Trust Companies, Commercial Banks, and Other Nominees*

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(7)	Summary Advertisement as published on April 23, 2003 and appearing in the New York Times and the Atlanta Journal-Constitution*

(a)(8)	Press Release issued by Radyne ComStream, dated April 21, 2003*

(a)(9)	Letter to Wegener Corporation Stockholders, dated April 23, 2003*

(a)(10)	Complaint filed in the United States District Court for the District of Delaware on April 24, 2003*

(a)(11)	Complaint filed in the Chancery Court, New Castle County, Delaware on April 24, 2003*

(a)(12)	Press Release issued by Radyne ComStream, dated April 28, 2003.*

(a)(13)	Press Release issued by Radyne ComStream, dated May 2, 2003.*

(a)(14)	Press Release issued by Radyne ComStream, dated May 9, 2003.*

(a)(15)	Letter to Wegener Corporation Stockholders, dated May 9, 2003.*

(a)(16)	Press Release issued by Radyne ComStream, dated May 13, 2003.*

(a)(17)	Letter to Wegener Corporation Board of Directors, dated May 13, 2003.*

(a)(18)	Preliminary Consent Solicitation filed by Radyne ComStream Inc. and WC Acquisition Corp. on May 13, 2003.*

(a)(19)	Press Release issued by Radyne ComStream, dated May 13, 2003.*

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EXHIBIT NO.	DESCRIPTION

(a)(20)	Press Release issued by Radyne ComStream, dated May 21, 2003.

(b)	None

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	previously filed

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